Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258149

PROSPECTUS SUPPLEMENT NO. 18

(to prospectus dated August 6, 2021)

THE BEACHBODY COMPANY, INC.

4,866,417 SHARES OF COMMON STOCK

5,333,333 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

306,667 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 6, 2021 (the “Prospectus”), related to (i) the offer and sale, from time to time, by the selling stockholders identified in the Prospectus, or their permitted transferees, of (a) an aggregate of 4,866,417 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of The Beachbody Company, Inc., a Delaware corporation (“we,” “us,” “our” and similar terms), and (b) 5,333,333 warrants to purchase Class A Common Stock, every 50 warrants exercisable for one share of Class A Common Stock at an exercise price of $575.00 per share (the “private placement warrants”) and (ii) the issuance by us of up to 306,667 shares of Class A Common Stock upon the exercise of outstanding public warrants (the “public warrants”) and private placement warrants (collectively, the “warrants”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 27, 2023 (the “Information”). Accordingly, we have attached the Information to this prospectus supplement.

Effective at 2:00 p.m. Pacific Time on November 21, 2023, we amended our Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a one-for-fifty reverse stock split of all of the issued and outstanding shares of the Company’s Class A Common Stock and Class X common stock, par value $0.0001 per share. Unless otherwise noted, the share and per share information of this prospectus supplement have been adjusted to give effect to the reverse split.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock are listed on The New York Stock Exchange under the symbol “BODY.” On November 27, 2023, the closing sale price per share of our Class A Common Stock was $9.26.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 27, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 20, 2023

The Beachbody Company, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39735	85-3222090
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Continental Blvd Suite 400
El Segundo, California		90245
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (310) 883-9000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	BODY	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one-fiftieth of one share of Class A common stock at an exercise price of $575.00	BODY WS*	The New York Stock Exchange*

*On November 13, 2023, the New York Stock Exchange filed a Form 25 to delist the registrant’s warrants and remove such securities from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03 Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference into this Item 3.03.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Following the 2023 annual meeting of stockholders (the “2023 Annual Meeting”) of The Beachbody Company, Inc. (the “Company”) on November 20, 2023, which is discussed further below in Item 5.07 of this Current Report on Form 8-K, the board of directors of the Company (the “Board”), after approval by a vote of security holders as set forth below in Item 5.07, approved a 1-for-50 reverse stock split (the “Reverse Stock Split”) of all issued and outstanding shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and Class X common stock, par value $0.0001 per share (“Class X Common Stock” and, together with Class A Common Stock, “Common Stock”). On November 21, 2023, the Company filed a certificate of amendment (the “Certificate of Amendment”) to its Second Amended & Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split, and the Company’s Class A Common Stock began trading on a split-adjusted basis at market open on November 22, 2023 under the existing symbol “BODY” and new CUSIP number 073463 309.

The Reverse Stock Split did not change the par value of the Common Stock or the authorized number of shares of Common Stock. All outstanding securities entitling their holders to purchase shares of Common Stock or acquire shares of Common Stock, including stock options, restricted stock units and warrants, were adjusted as a result of the Reverse Stock Split, as required by the terms of those securities.

The foregoing description of the Certificate of Amendment is not complete and is subject to, and qualified in its entirety by, the complete text of the Certificate of Amendment, which is filed as Exhibit 3.1 to this Current Report on Form 8-K, and incorporated by reference into this Item 5.03.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On November 20, 2023, the Company held the 2023 Annual Meeting. The following is a brief description of each matter voted upon at the 2023 Annual Meeting and the number of votes cast for, withheld or against, the number of abstentions and the number of broker non-votes with respect to each matter, as applicable.

1.
Election of nine nominees to serve on the Board for a one-year term to expire at the 2024 annual meeting of stockholders. The following nine directors were elected by the votes indicated.

	For	Withheld	Broker Non-Votes
Mary Conlin	1,383,984,102	8,517,823	35,083,377
Carl Daikeler	1,382,018,824	10,482,867	35,083,611
Kristin Frank	1,378,339,036	14,162,655	35,083,611
Mark Goldston	1,385,332,060	7,129,265	35,123,977
Michael Heller	1,376,458,384	16,002,941	35,123,977
Ann Lundy	1,384,344,905	8,157,020	35,083,377
Kevin Mayer	1,384,603,626	7,898,299	35,083,377
John Salter	1,377,557,124	14,904,201	35,123,977
Ben Van de Bunt	1,378,184,950	14,316,741	35,083,611
2.
The ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The selection was ratified by the votes indicated.

For	Against	Abstain	Broker Non-Votes
1,425,879,672	1,298,139	407,491	—
3.
The advisory approval of the Company’s executive compensation. The advisory approval was obtained by the votes indicated.

For	Against	Abstain	Broker Non-Votes
1,381,399,677	5,108,431	5,993,817	35,083,377
4.
The authorization of the Board to amend the Company's amended and restated Certificate of Incorporation to effect a reverse stock split of all of the Company's issued and outstanding common stock by a ratio in the range of 1-for-10 to 1-for-50. The proposal was approved by the votes indicated.

For	Against	Abstain	Broker Non-Votes
1,420,487,808	6,878,573	218,921	—

Item 8.01 Other Events.

On November 21, 2023, the Company issued a press release announcing that the Reverse Stock Split became effective at 2:00 p.m. Pacific Time on November 21, 2023 and other matters related to the Reverse Stock Split.

A copy of the press release announcing these matters is filed as Exhibit 99.1 to this Current Report on Form 8-K, and is incorporated by reference into this Item 8.01.

Item 9.01 Financial Statements and Exhibits.

(d) The following exhibits are filed as part of this Current Report on Form 8-K:

Exhibit	Description

3.1	Certificate of Amendment to Second Amended & Restated Certificate of Incorporation of The Beachbody Company, Inc.

99.1	Press Release, dated November 21, 2023.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Beachbody Company, Inc.

Date:	November 27, 2023	By:	/s/ Jonathan Gelfand
Jonathan Gelfand Executive Vice President, Business and Legal Affairs and Corporate Secretary

Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

SECOND AMENDED & RESTATED CERTIFICATE OF INCORPORATION

OF

THE BEACHBODY COMPANY, INC.

The Beachbody Company, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation recommending and declaring advisable that the Second Amended & Restated Certificate of Incorporation of the Corporation be amended and that such amendments be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, that Article IV of the Second Amended & Restated Certificate of Incorporation of the Corporation, as amended and/or restated to date, be amended and restated in its entirety to read as follows:

“That, effective as of 5 p.m. Eastern Time on the date this Certificate of Amendment of the Second Amended & Restated Certificate of Incorporation of the Corporation is filed with the Office of the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-fifty reverse stock split of the Corporation’s Class A Common Stock (as defined below) and Class X Common Stock (as defined below) shall become effective, pursuant to which (i) each fifty shares of Class A Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully-paid and nonassessable share of Class A Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Class A Common Stock from and after the Effective Time, and (ii) eachfifty shares of Class X Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully-paid and nonassessable share of Class X Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Class X Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Class A Common Stock and Class X Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Class A Common Stock and Class X Common Stock shall be issued as a result of the Reverse Stock Split. In lieu thereof, (i) with respect to holders of one or more certificates which formerly represented shares of Class A Common Stock or Class X Common Stock that were issued and outstanding immediately prior to the Effective Time, upon surrender after the Effective Time of such certificate or certificates, any holder who would otherwise be entitled to a fractional share of Common Stock (as defined below) as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (the “Fractional Share Payment”) equal to the fraction of which such holder would otherwise be entitled multiplied

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by the closing price per share as reported by The New York Stock Exchange (as adjusted to give effect to the Reverse Stock Split) on the date of the Effective Time; provided that, whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (a) the total number of shares of Class A Common Stock or Class X CommonStock that were issuedand outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering and (b) the aggregate number of shares of Class A Common Stock or Class X Common Stockafter the Effective Time into which the shares of Common Stock formerly represented by such certificates shallhave been reclassified; and (ii) with respect to holders of shares of Class A Common Stock or Class X Common Stock in book-entry form in the records of the Company’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive the Fractional Share Payment automatically and without any action by the holder.

The total number of shares of capital stock that the Corporation shall have authority to issue is 2,000,000,000 shares, consisting of: (i) 1,600,000,000 shares of Class A common stock, having a par value of $0.0001 per share (the “Class A Common Stock”); (ii) 200,000,000 shares of Class X common stock, having a par value of $0.0001 per share (the “Class X Common Stock” and together with the Class A Common Stock, the “Class A/X Common Stock”); (iii) 100,000,000 shares of Class C common stock, having a par value of $0.0001 per share (the “Class C Common Stock” and together with the Class A Common Stock and the Class X Common Stock, the “Common Stock”); and (iv) 100,000,000 shares of preferred stock, having a par value of $0.0001 per share (the “Preferred Stock”).”

SECOND: That, at an annual meeting of stockholders of the Corporation, the aforesaid amendment was duly adopted by the stockholders of the Corporation.

THIRD: That, the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF,the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this twenty-first day of November, 2023.

THE BEACHBODY COMPANY, INC.

By: /s/ Carl Daikeler

Name: Carl Daikeler

Title: Chief Executive Officer

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Exhibit 99.1

The Beachbody Company, Inc. Completes Reverse Stock Split

Class A common stock expected to begin trading on a split-adjusted basis on November 22, 2023

El Segundo, Calif. (November 21, 2023) – The Beachbody Company, Inc. (NYSE: BODY) (“BODi” or the “Company”), a leading subscription health and wellness company, today announced that the Company’s board of directors has approved a reverse stock split of all of its issued and outstanding common stock at a ratio of one post-split share for every fifty pre-split shares, effective November 21,2023. The Company’s Class A common stock is expected to begin trading on the split-adjusted basis on the New York Stock Exchange (“NYSE”) when the stock markets open on November 22, 2023, under the existing trading symbol “BODY,” with a new CUSIP number of 073463 309.

Mark Goldston, Executive Chairman of BODi, stated, “We are confident that our recently developed turnaround plan will help drive profitability, free cash flow and help to increase our cash on the balance sheet. We have dramatically lowered the breakeven of the company through additional, newly identified reductions in both fixed costs and capital expenditures as part of the ongoing program that began in 2021. As a result of those efforts, we expect to bring the total realized cost savings under the program to a cumulative $165 million by December 31, 2023. In addition to the major cost savings program we have implemented, we are aggressively developing new programs to unlock incremental revenue opportunities. While the execution of our robust turnaround plan will put us on the right path to regain compliance with the NYSE’s minimum closing price requirements and drive long-term shareholder value, we believe that instituting a reverse stock split is the most appropriate action at this time to address the uncertainty regarding our listing.”

As a result of the reverse stock split, fifty shares of the Company’s issued and outstanding Class A and Class X common stock have been combined and reclassified into one issued and outstanding share of Class A and Class X common stock, respectively. The reverse stock split reduced the number of issued and outstanding shares of the Company’s Class A common stock from 177.81 million to 3.56 million and the number of issued and outstanding shares of the Company’s Class X common stock from 136.45 million to 2.73 million.

No fractional shares were issued as a result of the reverse stock split. Instead, stockholders who otherwise were entitled to receive fractional shares of common stock will be entitled to receive cash. The reverse stock split affects all stockholders uniformly and does not alter any stockholder’s percentage interest in the Company’s outstanding common stock, except for adjustments that may result from the treatment of fractional shares. Stockholders owning shares of the Company’s common stock via a bank, broker, or other nominee will have their positions automatically adjusted to reflect the reverse stock split and will not be required to take further action in connection with the reverse stock split, subject to such intermediary’s particular processes.

Additional information about the reverse stock split can be found in the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 11, 2023, which is available on the SEC’s website, www.sec.gov, and on the “Investors” section of the Company’s website at investors.thebeachbodycompany.com.

About BODi and The Beachbody Company, Inc.

Originally known as Beachbody, BODi has been innovating structured step-by-step home fitness and nutrition programs for 25 years such as P90X, Insanity, and 21-Day Fix, plus the first premium superfood nutrition supplement, Shakeology. Headquartered in El Segundo, California, BODi helps people feel great while they pursue extraordinary life-changing results. The BODi community represents millions of people helping each other stay accountable to goals of healthy weight loss, improved strength and energy, and resilient mental and physical well-being. For more information, please visit TheBeachbodyCompany.com.

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Safe Harbor Statement

This press release of The Beachbody Company, Inc. (“we,” “us,” “our,” and similar terms) contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are statements other than statements of historical facts and statements in future tense. These statements include but are not limited to, statements regarding our future performance and potential cost savings opportunities, including expected financial results, our business strategy, our plans, and our objectives and future operations.

Forward-looking statements are based upon various estimates and assumptions, as well as information known to us as of the date hereof, and are subject to risks and uncertainties. Accordingly, actual results could differ materially due to a variety of factors, including: our ability to effectively compete in the fitness and nutrition industries; our reliance on a few key products; market conditions and global and economic factors beyond our control; intense competition and competitive pressures from other companies worldwide in the industries in which we operate; and litigation and the ability to adequately protect our intellectual property rights. You can identify these statements by the use of terminology such as "believe", “plans”, "expect", "will", "should," "could", "estimate", "anticipate" or similar forward-looking terms. You should not rely on these forward-looking statements as they involve risks and uncertainties that may cause actual results to vary materially from the forward-looking statements. For more information regarding the risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements, as well as risks relating to our business in general, we refer you to the "Risk Factors" section of our Securities and Exchange Commission (SEC) filings, including those risks and uncertainties included in the Form 10-K filed with the SEC on March 16, 2023 and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are available on the Investor Relations page of our website at https://investors.thebeachbodycompany.comand on the SEC website at www.sec.gov.

All forward-looking statements contained herein are based on information available to us as of the date hereof and you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this press release or to conform these statements to actual results or revised expectations, except as required by law. Undue reliance should not be placed on forward-looking statements.

Investor Relations

ICR, Inc.

BeachbodyIR@icrinc.com

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